

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2013

Via E-mail
Zsuzsanna Papanek
Economic and Trade Commissioner of
 Hungary in New York
223 East 52nd Street
New York, NY 10022

>   **Re: Hungary**
>   **Registration Statement under Schedule B**
>   **Filed September 17, 2013**
>   **File No. 333-191209**
>
>   **Form 18-K for Fiscal Year Ended December 31, 2012**
>   **Filed September 13, 2013**
>   **File No. 33-49294-01**

Dear Ms. Papanek:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your documents and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement under Schedule B

Incorporation of Certain Documents by Reference, page 2

1. Please provide a telephone number that investors may use to orally request Hungary's incorporated documents.

Events of Default and Acceleration; Collective Action Securities, page 8

2. In the second bullet point beneath "Reserved Matter" on page 10, clarify whether "any other person or body corporate formed or to be formed" would be affiliated with Hungary.

Form 18-K

General

3. To the extent possible, please update all statistics to provide the most recent data, including a discussion of the 2014 budget. When you provide data for 2013, specify the specific period for which the information was provided, such as June 30, 2013.

4. In a new section preceding the overview, please include a summary discussion regarding Hungary's recent economic performance, including selected economic data and a discussion of the 2012 return to recession, and a discussion of recent political events.

Recent Political Developments, page 11

5. On page 12, please clarify the date on which the New Civil Code will go into effect or whether it already has gone into effect.

6. Please discuss the concerns the European Central Bank has raised about the independence of the National Bank of Hungary generally and in connection with the merger of the NBH and the Hungarian Financial Supervisory Authority. We note that the ECB issued a July 26, 2013 opinion regarding the merger.

7. Update the discussion regarding the Government's plans to settle the position of debtors who hold mortgage loans denominated in foreign currencies. We note that a Government official recently ruled out a drastic resolution. Explain the extent of the Government's proposed involvement with respect to providing relief for debtors holding foreign-currency denominated mortgages. To the extent material, please discuss the anticipated effect on financial institutions and on the Government's public finances and the economy generally.

8. Please discuss proposals to incorporate utility tariff cuts into the New Constitution.

International Relations, page 14

9. In the discussion of the Széchenyi Plan, you discuss the development of the business environment. In an appropriate location, please discuss uncertainty in the business environment resulting from the Government's involvement in the private sector through the imposition of taxes on certain sectors of the economy, mortgage prepayment schemes and utility tariff reductions.

Gross Domestic Product, page 18

10. Throughout the discussion of economic statistics, please expand the disclosure regarding changes to address the underlying causes of these changes. For example, in the

discussion of 2012 GDP, Hungary should address the causes of weakened external demand.

Privatization, page 29

11. Please discuss Hungary's plans to nationalize six to seven utilities.

Foreign Direct Investment, page 36

12. Please discuss the underlying reasons for material changes in foreign direct investment.

Schedule of Payments on External Public Debt as of March 31, 2013, page 98

13. Please identify the currency in which these amounts are presented and whether the amounts are in millions or billions.

Closing Comment

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please direct any questions about these comments to me at (202) 551-3238.

Sincerely,

/s/ Ellie Bavaria

Ellie Bavaria
Special Counsel

cc: Jeffrey C. Cohen, Esq.
        Linklaters LLP